Exhibit 99.1

Media release

19 May 2004

Westpac Announces a Global Offering of US Dollar Denominated Floating Rate Notes

Westpac Banking Corporation, ABN 33 007 457 141, announced today that it is offering, in a global offering pursuant to Regulation S and Rule 144A, US dollar denominated floating rate notes with a three year term.  Westpac Banking Corporation intends to use the net proceeds from the sale of the notes for general corporate purposes, including the repayment of a portion of its outstanding indebtedness.

The notes have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered in the United States without registration or an applicable exemption from the registration requirements.

FSA/Stabilization

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411